Al Cicchese
SLC Commercial Realty, Stuart, FL
772.220.4096, al@slccommercial.com
Date: June 8, 2021

To. Keith McGuire, Capital Investments, LLC
Regarding: Purchase and Sale of **Starbucks located at 703 Pike St., Marietta, OH 45750**

This non-binding Letter of Intent ("LOI") sets forth the general terms upon which RealyInvest, LLC, ("Buyer") will purchase Starbucks land and building ("The Property") from Selling Entity ("Seller"). Buyer and Seller will not be legally bound to transact unless and until the execution and delivery of a Purchase and Sale Agreement ("PSA") by Buyer and Seller occurs. The Buyer and Seller have executed this LOI to evidence their agreement that they intend to enter into a Contract for Purchase and Sale of the Property on the terms set forth herein. This Letter of Intent generally sets forth intended material terms, but not all the material terms, of the anticipated PSA. As such, this Letter of Intent shall not create an enforceable obligation for the purchase and sale of the Property and neither party shall be liable to the other for failure to reach a definitive Contract for Purchase and Sale.

PROPERTY	Starbucks land and building located at 703 Pike St., Marietta, OH 45750
PURCHASE PRICE	~~[illegible]~~ $1,971,200 (5.25% Cap Rate) KAM 6/9/21
DEPOSITS	$25,000 applicable/refundable deposit will be placed in escrow with SLC Commercial Realty in Stuart, Florida, at the mutual execution of a Purchase and Sale Agreement. Following the expiration of the Due Diligence Period, the Deposit shall be non-refundable to Buyer. An additional $25,000 (non-refundable) shall be deposited in escrow by Buyer with SLC Commercial Realty in Stuart, Florida. Both deposits will be deducted from agreed purchase price at closing.
DUE DILIGENCE PERIOD	The Buyer shall have **Forty-five Days (45)** beginning at the effective date of the PSA to inspect and perform Due Diligence as Buyer deems reasonably necessary to further evaluate the Purchase of Property. Seller will make available to Buyer, upon execution of the PSA, all pertinent information regarding the property, addendums and notes, and expense and income information related to Property. The PSA shall stipulate that in the event the Buyer is dissatisfied with the results of any such inspections, the Buyer may, at Buyer's sole discretion, cancel the PSA without penalty, and the Buyer may then demand and receive all earnest money deposits which are held at that time in escrow by the Escrow Agent.
CLOSING	Buyer and Seller shall close the Purchase and Sale of the Property Fifteen Days (15) after the expiration of the Due Diligence period.
CLOSING COSTS	Closing Costs will be further outlined and determined in the PSA
TITLE	The Property is to be sold and conveyed free of liens and encumbrances, and title is to be deemed clean and marketable

6/9/21

LEASE	Seller agrees that The Starbucks Corporation lease will be transferred along with ownership of the Property at closing. Seller agrees to make available the Starbucks lease for review upon mutual execution of this LOI
BROKER	~~The Seller is represented by SVN Commercial Real Estate Advisors and shall be paid a commission at closing in accordance with the listing agreement.~~ *KAM* *(illegible)* 6/9/21
	The Buyer is represented by Al Cicchese of SLC Commercial Realty and will be paid a commission ~~in accordance with the seller's listing agreement and to be further outlined in the PSA~~ of 2% of $1,971,200 *KAM*
	Keith McGuire is licensed real estate agent in Ohio and West Virginia. Brent Miller is a licensed real estate broker in Maryland. *KAM* 6/9/21
CONTINUED OPERATIONS	Unless otherwise stated in the PSA. Seller will continue to operate the Property in a consistent manner as prior to this LOI. Major property decisions that might significantly affect the value of Property or nature of the contemplated transaction should be brought to Buyer for discussion and review
CONFIDENTIALITY	The content of this LOI shall be confidential in nature and shall not be disclosed to other buyers.
OTHER TERMS	Cash
1031 EXCHANGE	None
FINANCING CONTINGENCY	None



Signature _____

Buyer ____ Realty Invest LLC ____

Date ____ 6/8/21 ____

Signature _Keith McGuire_ ____

Seller __ 703 Pike Street, LLC ____

Date __ 06/09/2021